SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Harter Financial, Inc.
        -----------------------------------------------------------------
        (Exact Name of Small Business Issuer as Specified in its Charter)



       New York                                     11-2534507
-------------------------------              ----------------------
(State or Other Jurisdiction of                (I.R.S. Employer
 Incorporation or Organization)              Identification Number)




    Box 338, Village Road, New Vernon, New Jersey        07976
    ------------------------------------------------------------
    Address of Principal Executive Offices              Zip Code



         Issuer's telephone number, including area code: (973) 734-0100
                                                        ----------------------




Securities to be registered under Section 12(b) of the Act:

              Title of Each Class                 Name of Each Exchange on Which
              to be so Registered                 Each Class is to be Registered
              -------------------                 ------------------------------

                 Not Applicable                          Not Applicable


Securities to be Registered under Section 12(g) of the Act:

                                                  Common Stock $.01 Par Value
                                                  ---------------------------
                                                       (Title of Class)

                                     PART I

Item 1.  Description of Business.

General
-------

     Harter Financial, Inc., a New York corporation (the "Company"), has three primary business focuses: (i) acquiring operating businesses; (ii) investing in and providing managerial assistance to start-up and early stage development companies, and (iii) providing diversified consulting services relating to mergers and acquisitions, financing and reorganization. Additionally, the Company has a non-operating, wholly-owned, subsidiary Planner's Financial, Inc. ("Planners"). Prior to the events discussed below, the Company was known as Wolf Financial Group, Inc. ("WFG").

Company History
---------------

     The Company was incorporated in New York on May 23, 1979 as Wright Laboratories, Inc. ("Wright"). In December 1985, the Company acquired all of the capital stock of F.N. Wolf & Co., Inc ("FNW") a privately held New York corporation organized in June of 1982. By a vote of its shareholders the Company's name was changed from Wright to Wolf Financial Group, Inc. at the time of the FNW acquisition.

Bankruptcy Reorganization
-------------------------

     As a result of heavy losses and various pending legal proceedings, WFG and its wholly-owned subsidiary FNW filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994 (the "Filing Date"). On October 23, 1996, a reorganized WFG emerged from protection under Chapter 11 of the Bankruptcy Code pursuant to a confirmed plan of reorganization (the "Plan"). Pending confirmation of the Plan the Company carried out limited business activities including issuing bridge loans to certain unrelated third parties. On November 6, 1996, by order of the United States Bankruptcy Court (the "Court"), WFG changed its name to Harter Financial, Inc. The New York State Banking Department approved the name change on April 11, 1997.

     Prior to the Filing Date, WFG's wholly owned subsidiary FNW was a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").

     Pursuant to the Plan, FNW was dissolved and its assets were folded into the reorganized WFG. The Effective Date of the Plan, pursuant to the Court's order, was January 16, 1997 (the "Effective Date").

Plan of Reorganization
----------------------

     Under the Plan, the claims of the principal creditors of WFG and FNW have been settled in accordance with the following classifications:

     (i) Class 1, consisting of all secured claims are to receive their collateral and any unsecured portion of such claim, if any, will be treated as an allowed Class 3 claim. WFG and FNW believe that there are no claims with valid security interests; and

     (ii) Class 2, consisting of all pre-petition claims entitled to priority pursuant to Section 507 of the Bankruptcy Code, other than priority tax claims, are to receive up to $2,000 of their claims as priority claims pursuant to section 507(a)(3) of the Bankruptcy Code; and;

     (iii) Class 3 consisting of all general unsecured claims, other than insider claims, indemnity claims and securities claims are to receive shares of common stock in the reorganized Company at the rate of one (1) share for every dollar of claim; and

     (iv) Class 4 consisting of all securities Claims (claims stemming from various legal actions) except the SEC's claim are to receive in total a cash payment of $500,000 and common stock in the reorganized Company equal to the number of shares of common stock issued to Class 3 (i.e. 1,605,784 shares); and

     (v) Class 5, consisting of the claims of the SEC, received a cash payment of $1,000,000; and

     (vi) Class 6 consisting of all indemnity claims are to receive a pro rata distribution of 100,000 shares of common stock in the reorganized Company; and

     (vii) Class 7 consisting of WFG's then existing equity interests were canceled pursuant to the Plan, and holders of such interests did not receive any payments under the Plan; and

     (viii) Allowed administrative expenses are to be paid in full; and

     (ix) The Internal Revenue Service in payment of its Priority Tax claims is to receive a cash distribution of $200,000.

     In accordance with the terms of the Plan 5,263,158 shares of the Company's common stock were issued to the Plan Funder (as defined in the Company's Plan previously filed with the SEC, the "Plan Funder") and 331,157 shares of the Company's common stock were issued to Joshua J. Angel. The Plan Funder(s) are Rita Angel and Spencer J. Angel who hold 3,947,368 and 1,315,790 shares of the Company's common stock respectively.

Description of Business - Present Capital Investments
-----------------------------------------------------

     The Company is presently in the process of seeking out suitable businesses to acquire and operate. In the interim, while the Company seeks out other potential acquisitions, the Company is temporarily investing its capital in various bridge loans and other investments.

     Set forth below is information concerning the Company's present principal investments ("Principal Investments"), six of which are publicly-held. Information concerning the publicly held companies has been derived from their respective SEC filings. Information concerning the privately - held companies has been obtained from those Principal Investments. For further information concerning the Company's investments including, purchase prices and valuation at June 30, 1996, June 30, 1997 and December 31, 1997, see Notes to Financial Statements included herein.

     The Company does not have any policies in effect which limit the percentage of assets which may be invested in any one investment, or type of investment. The Company may, however, implement such a policy without a vote of security holders. Presently, the Company reviews potential acquisition or investment opportunities and seeks to identify and select what it believes are the best among them. Acquisition of or direct investments in businesses with operating histories that are unprofitable or marginally profitable, that have negative net worth or that are involved in bankruptcy or similar reorganization proceedings may be made. Such acquisitions or investments are expected to involve businesses which management believes to have turnaround potential through the infusion of additional working capital and a strengthened management team. These businesses require significant managerial assistance and the Company's investment therein are generally high risk and speculative in nature. The Company seeks to attract potential managers who have established track records of turning around troubled businesses. The Company attempts to locate qualified managers on a need only basis. To date, a significant portion of the Company's investments have been of this nature.

     The Company may in the future make additional debt and/or equity investments in its Principal Investments ("Additional Investments") in order to protect or enhance its initial investment. The Company, together with other investors, may make direct investments in a number of other situations, including attempts to rehabilitate insolvent or bankrupt companies, and/or acquire privately-held companies. The substantial financial and management commitment typically attendant to an investment, mandates that only a few new investments be made in any one year.

     The Company expects that it may, from time to time, make direct investments in publicly-traded securities of relatively small, emerging companies that management believes may have long-term growth possibilities.

     1. AUTOPARTS WAREHOUSE, INC. An investor group, of which the Company is a member, formed Autoparts Warehouse, Inc. ("Autoparts Warehouse") for the specific purpose of purchasing substantially all of the assets of Warehouse Auto Centers, Inc., for $375,000 in cash in connection with a proceeding conducted in the United States Bankruptcy Court Western District of New York (Case No. 95-21279). The asset purchase was concluded on August 28, 1996. Those assets formed the base upon which Autoparts Warehouse began to operate.

     In August 1996, the Company acquired 24% of the issued and outstanding common stock in Autoparts Warehouse for $90,000. As of December 31, 1997 the Company had a 32% equity interest in Autoparts Warehouse.

     Prior to March 31, 1997 the Company loaned $185,000 ($135,000 on August 28, 1996 with interest at 8.00%, $30,000 on January 2, 1997 with interest at 8.00% and $20,000 on February 26, 1997 with interest at 8.00%) to Autoparts Warehouse for working capital. From April 1, 1997 to the date of the filing of this Registration Statement the Company loaned an additional $117,345 ($41,175 on April 1, 1997 with interest at 12.00%, $16,170 on May 30, 1997 with interest at 8.00%, $10,000 on October 1, 1997 with interest at 8.00%, $25,000 on October 20,
1997 with interest at 8.00% and $25,000 on November 6, 1997 with interest at 8.00%) to Autoparts Warehouse for working capital. In addition to the working capital loans the Company purchased from an unrelated party who wished to liquidate his Autoparts Warehouse loan portfolio before its maturity date, at a substantial discount, an additional $47,000 of Autoparts Warehouse loans all at an interest rate of 8%. All of the loans which have been made to Autoparts Warehouse are demand notes. To date, no demand for the payment of principal or interest has been made by the Company.

     In addition to the loans enumerated above the Company loaned $30,000 to a principal of Autoparts Warehouse. As of the date of the filing of this Registration Statement a balance of $18,000, plus interest, remains unpaid on this $30,000 loan to such principal.

     Autoparts Warehouse is a privately held auto-parts retailer and service center located in Rochester, New York. It operates a warehouse superstore auto parts accessory and service center offering a selection of quality, brand name, automotive products at discount prices, primarily to do-it-yourself customers and professional mechanics and installers. Currently Autoparts Warehouse is engaged in the process of raising private bridge loan financing. If the financing is completed successfully, of which there can be no assurance, Autoparts Warehouse has indicated that it anticipates expanding its operations to include additional locations in the Rochester area.

     Autoparts Warehouse operates in a highly competitive environment. Its principal competitors are national and regional chains carrying automotive parts and accessories and offering automotive services, most of which have substantially greater marketing, financial, administrative and other resources than Autoparts Warehouse.

     Spencer  J.   Angel,   President   of  the   Company,   has  acted  as  the
Secretary/Treasurer of Autoparts Warehouse since August 28, 1996.

     2. FCI FOOD GROUP, INC. FCI Food Group, Inc ("FCI"), is a privately held company engaged in the fast food industry. FCI has three distinct food category franchises that it presently operates and franchises to independent operators.
FCI predominantly focuses on placing its operations and its franchised operations in the food courts of high volume shopping malls. FCI owns and franchises fast food restaurants throughout the United States, Puerto Rico and the Middle East.

     In November 1996, the Company loaned FCI $100,000 in exchange for a FCI promissory note for working capital. That note was subsequently exchanged with a replacement promissory note issued from International Financial Partners, Inc. ("IFP"), a related FCI entity. In December of 1997 IFP repaid $50,000 of the promissory note's principal balance. On February 9, 1998 IFP repaid the remaining principal balance of the promissory note. It is anticipated that all accrued interest thereon will be repaid in the second quarter of 1998.

     3. MEDICAL LASER TECHNOLOGIES, INC. Medical Laser Technologies, Inc. ("MLTI") is a publicly held medical imaging technology company. MLTI's wholly owned subsidiary Fidelity Medical, Inc. ("Fidelity") develops and markets digital systems for the electronic processing, storage, review and retrieval of X-ray images generated during certain medical procedures, particularly cardiac angiography/angioplasty and radiographic/fluoroscopic examinations.

     MLTI's common stock is listed on the NASDAQ OTC Bulletin Board and is traded under the symbol MLTI.

     In November 1995, the Company loaned $90,000 to MLTI and Fidelity for working capital (the "MLTI/Fidelity Loan"). In conjunction with the MLTI/Fidelity Loan the Company was given a security interest in among other things Fidelity's contracts, accounts, general intangibles and materials (the "Accounts Security Interest"). The Company perfected the Accounts Security Interest on or about March 24, 1997. In addition to the Accounts Security Interest the Company, as consideration for various extensions of the MLTI/Fidelity Loan, was granted 335,000 shares (the "MLTI Granted Stock") of MLTI's common stock. As of the date of the filing of this Registration Statement the Company has received 300,000 shares of the MLTI Granted Stock. In addition to the Accounts Security Interest and the MLTI Granted Stock, on July 2, 1997 the Company perfected an unconditional security interest in all of the issued and outstanding shares of Fidelity.

     On June 23, 1997 the Company and other un-related investors entered into a Stock Purchase Agreement with MLTI (the "Stock Purchase Agreement") to purchase, for a specific period of time, up to a maximum of 16,666,667 shares of MLTI stock at a per share price of three Cents ($.03) per share. As of the date of the filing of this Registration Statement the Stock Purchase Agreement has expired and the Company has purchased 3,166,667 shares pursuant to such Stock Purchase Agreement. Presently the Company owns approximately 3,501,667 shares or 14.70% of MLTI's issued and outstanding common stock.

     As of the date of the filing of this Registration Statement the Company had loaned an additional $257,466.10 to MLTI for working capital and salary (the "Working Capital Loans")($20,000 on September 8, 1997 with interest at 12.00%, $11,920.10 on October 7, 1997 with interest at 12.00%, $10,300.00 on October 10,
1997 with interest at 12.00%, $14,120.47 on October 17, 1997 with interest at 12.00%, $8,520.00 on October 22, 1997 with interest at 12.00%, $10,000.00 on
October 28, 1997 with interest at 12.00%, $21,869.19 on October 31, 1997 with interest at 12.00%, $10,509.00 on November 3, 1997 with interest at 12.00%, $5,500.00 on November 10, 1997 with interest at 12.00%, $17,218.20 on November 14, 1997 with interest at 12.00%, $16,029.05 on November 26, 1997 with interest at 12.00%, $3,000.00 on December 12, 1997 with interest at 12.00%, $16,473.34 on
December 29, 1997 with interest at 12.00%, $16,346.35 on January 10, 1998 with interest at 12.00%, $14,043.98 on February 9, 1998 with interest at 12.00%,

$14,031.44 on February 20, 1998 with interest at 12.00%,  $16,450.50 on March 6,
1998 with interest at 12.00%, $14,001.89 on March 20, 1998 with interest at 12.00% and $17,132.60 on April 3, 1998 with interest at 12.00%). All of the Working Capital Loans which have been made to MLTI are demand notes. To date, no demand for the payment of principal or interest has been made by the Company.

     4. PAN AMERICAN WORLD AIRWAYS, INC. The Company was one of the original investors in the Blank Check Book company that purchased the Pan Am trademark in the Pan American World Airways, Inc. ("PanAm") bankruptcy proceeding. By October 1997 the Company had sold its entire interest in PanAm Corp.

     5. IVAX CORPORATION Ivax Corporation ("Ivax") is a publicly-held holding company with subsidiaries engaged primarily in the research, development, manufacturer and marketing of health care products, including generic and branded pharmaceuticals, intravenous solutions and related products, and in vitro diagnostics.

     Ivax's common stock is listed on the American Stock Exchange and is traded under the symbol IVX. At one time the Company owned approximately 30,000 shares of Ivax's issued and outstanding common stock. As of the date of the filing of this Registration Statement the Company owns approximately 5,000 shares of Ivax's issued and outstanding common stock.

     6.  AZUREL  LTD.   Azurel  Ltd.   ("Azurel")   directly  and  through  four
wholly-owned subsidiaries, manufactures, markets and sells cosmetics, fragrances and skin care products.

     Azurel's common stock is listed on the NASDAQ Small-Cap Issues and is traded under the symbol AZUR. As of the date of the filing of this Registration Statement the Company has sold its entire interest in Azurel.

     7. ARIA WIRELESS SYSTEMS, INC. The Company was one of the investors who provided post-confirmation debt financing to ARIA Wireless Systems, Inc.
("ARIA"). ARIA is a publicly-held company whose products eliminate the dependency on local loop copper and fiber telephone lines currently required to support transaction processing. ARIA's products provide dedicated connections at reduced recurring costs, increased network availability, and improved service responsiveness.

     ARIA's common stock is listed on the NASDAQ OTC Bulletin Board and is traded under the symbol AWSI. As of the date of the filing of this Registration Statement the Company owns approximately 35,600 shares of ARIA's issued and outstanding common Stock.

     8. CONTINUECARE CORPORATION Continuecare Corporation ("Continuecare") provides a continuum of outpatient or ancillary health care services with a primary focus on outpatient treatment of musculo skeletal injuries and diseases such as arthritis, osteoporosis, stroke and traumatic injuries.

     Continuecare's common stock is listed on the American Stock Exchange and is traded under the symbol CNU. As of the date of the filing of this Registration Statement the Company owns approximately 13,000 shares of Continucare's issued and outstanding common stock.

     9. THE JOHN FORSYTH COMPANY The Company was one of the investors who participated in the bridge purchase of The John Forsyth Company (the "Forsyth Company"). The Forsyth Company is the leading Canadian manufacturer of men's shirts. It markets under several company-owned brands in addition to various prominent licensed brands, including Geoffrey Beene, Pierre Cardin and Oscar de la Renta.

     As of the date of the filing of this Registration Statement the Company has made a $50,000 investment representing 2,500 shares of common stock. There is currently no public market for these shares.

Regulation
----------

     The Company, pursuant to Section 6(a)(2) of Investment Company Act of 1940 (the "1940 Act"), believes that it is presently exempt from the provisions of the 1940 Act. The following is a brief description of the Company's exemption under the 1940 Act.

     Section 6(a)(2) provides in relevant part:


          "Sec.  6(a) The following  companies are exempt from the provisions of this title:....

          (2) Any company which since the effective date of this title or within five years prior to such date has been reorganized under the supervision of a court of competent jurisdiction, if (A) such company was not an investment company at the commencement of such reorganization proceedings,
     (B) at the conclusion of such proceedings all outstanding securities of such company were owned by creditors of such company or by persons to whom such securities were issued on account of creditors claims, and (C) more than 50 per centum of the voting securities of such company, and securities representing more than 50 per centum of the net asset value of such company, are currently owned beneficially by not more than twenty-five persons, but such exemption shall terminate if any security of which such company is the issuer is offered for sale or sold to the public after the conclusion of such proceedings by the issuer or by or through any underwriter. For the purposes of this paragraph, any new company organized as part of the reorganization shall be deemed the same company as its predecessor, and beneficial ownership shall be determined in the manner provided in section 3(e)(1)...."

     Should the foregoing exemption not be available to the Company or if it in the future cannot avail itself of such exemption the Company would become subject to more stringent regulations under the 1940 Act. These regulations relate to the Company's operations including: (i) capital structure requirements; (ii) limits on the sources of funds from which the Company may make distributions; (iii) limits on the Company's ability to distribute and repurchase its own securities; (iv) requirements relating to disinterested persons; (v) restrictions on executive compensation arrangements; and (vi) limitations on transactions with related persons.

     As a result of the Company's election to utilize the exemption contained in
Section 6(a)(2) of the 1940 Act, the Company's stockholders do not have the benefit of certain provisions of the 1940 Act which include:

     Requiring a company to carry its assets at fair value rather than at cost in financial reports; prohibiting a company from changing the nature of its business or its fundamental investment policies without the prior approval of its stockholders; regulating the composition of the Board of Directors by prohibiting affiliated persons of a company from constituting 50% or more of the directors of a company; significantly restricting certain transactions between a company and affiliated persons of such company, including its directors and officers; regulating the capital structure of a company by restricting the issuance of senior equity and debt securities; significantly restricting the issuance of options, rights and warrants to purchase stock of a company; providing for the custody of securities and bonding of certain employees; restricting issuances of Common Stock of a company at a price per share less than the current net asset value of the Common Stock; prohibiting issuance of securities in return for services or, in certain circumstances, for property other than cash or securities (except as a distribution to security holders or in connection with a reorganization); restricting the manner in which repurchases of Company stock may be effected; restricting loans by a company; generally prohibiting certain activities including, without limitation, purchases of securities on margin and short sales; restricting a company in acting as a distributor of securities, or owning stock of other investment companies, insurance companies, brokers, dealers, or underwriters; and establishing certain remedies in the event of breaches of fiduciary duty by various management personnel and other associates with a company.

Competition
-----------

     Numerous entities, both private and public, are engaged in the highly competitive field of acquiring operating companies and making venture capital loans. Many of the competitors have significantly greater experience, resources and managerial capabilities than the Company and are therefore in a better position than the Company to obtain access to and to consummate attractive acquisitions and venture capital investments.

Employees
---------

     GENERAL. As of March 31, 1998, the Company employed five people on a full time basis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Financial Information of the Company
---------------------------------------------

     Prior to the filing of its voluntary petition the Company was current with all of its required SEC filings. The Company's last filings of current financial information were its 10-K for the fiscal year ending June 30, 1993 and its 10-Q for the period ending March 31, 1994. After the filing of its voluntary petition, however, the Company ceased filing with the SEC during the Bankruptcy Reorganization Period.

     The financial information below takes into account the effects of fresh-start accounting in accordance with Statement Of Position 90-7 ("SOP 90-7") of the American Institute of Certified Public Accountants. Pursuant to SOP 90-7 if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11. Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit. Accordingly, all financial statements for any period prior to October 23, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to financial statements for periods after the implementation of fresh-start reporting. The financial information contained herein is not indicative of future operating results or financial position of the Company.









                           (INTENTIONALLY LEFT BLANK)

---------------------------------------------------------

     The following selected financial data for the year ended June 30, 1996 and for the period from July 1, 1996 to October 22, 1996 and October 23, 1996 to June 30, 1997, for the period of October 23, 1996 to December 31, 1996 and for the six months ended December 31, 1997 are derived from the audited and unaudited financial statements of the Company. The data should be read in conjunction with the financial statements, related notes and other financial information of the Company included elsewhere in this Registration Statement.

                                  Six Months       October 23,      October 23,        July 1,
                                    Ended            1996 to          1996 to          1996 to       Year Ended
                                  December 31,     December 31,      June 30,        October 22,       June 30,
                                     1997             1996             1997             1996            1996
                                 -------------    --------------    ------------    -------------    -------------
                                  (Unaudited)      (Unaudited)
Income Statement Data:
Interest Income                  $     26,100     $      9,340     $     10,139     $     17,911     $     76,246
Continuing operating expenses    ($   355,276)    ($   216,938)    ($   490,877)    ($   220,889)    ($   685,777)
Realized and unrealized gain
 (loss) on marketable and not
 readily marketable              ($   136,682)                     ($    20,894)    ($    45,000)
 securities
Reorganization items -
expenses                                                           ($   157,247)    ($   248,914)    ($   298,266)
 (Note G)
                                 ------------     ------------     ------------     ------------     ------------
Loss from operations             ($   465,858)    ($   207,598)    ($   658,879)    ($   496,892)    ($   907,797)
Loss from investee - net of
 related expenses (Note J)                                         ($    40,000)    ($   190,000)
                                 ------------     ------------     ------------     ------------     ------------
Loss before taxes,
  discontinued
  operations, and                ($   465,858)    ($   207,598)    ($   698,879)    ($   686,892)    ($   907,797)
  extraordinary
  item
Income (loss) from
  discontinued                                                     $       2,420    ($    42,460)    $     62,702
  operations (Note H)
                                 ------------     ------------     ------------     ------------     ------------
Loss before taxes and
  extraordinary item             ($   465,858)    ($   207,598)    ($   696,459)    ($   729,352)    ($   845,095)
Extraordinary item:
   Forgiveness of debt
   (Note B)                                                                         $ 13,066,541
                                 ------------     ------------     ------------     ------------     ------------
Net Income (Loss)                ($   465,858)    ($   207,598)    ($   696,459)    $ 12,337,189     ($   845,095)
                                 ============     ============     ============     ============     ============
Net loss per common share
(Note                            ($      0.05)    ($      0.02)    ($      0.08)
                                 ============     ============     ============
  c[8])
Weighted average number of
common shares outstanding           8,905,833        8,905,833        8,905,833
                                    =========        =========        =========



Balance Sheet Data:
Total assets                     $  1,120,487                      $  2,411,611                      $  3,080,886
Total liabilities                   1,131,501                         2,150,236                        15,421,239
Shareholder's equity                 ( 11,014)                          261,375                      ( 12,340,353)
(deficiency)

Results of Operations
---------------------

     The Company's Plan of Reorganization was confirmed on October 23, 1996. In accordance with the requirements of fresh-start accounting, pursuant to SOP 90-7, the results for the period of October 23, 1996 to December 31, 1997 (the "Period") have been prepared under a new basis of accounting and therefore are not comparable to the year ended June 30, 1996.

     It must be noted in the following discussions that the Company's results are dependent upon many factors, including the quality and financial condition of the investments that have been made in private and public companies. Additionally, when these companies trade in public markets wide fluctuations in valuations can occur from time to time, resulting in possible realized and unrealized gains and losses. The Company's operating expenses are primarily fixed in nature, the majority of which are related to salaries, rent, health, and liability insurance and other related items.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF JULY 1 TO DECEMBER 31, 1997

     During the period from July 1, 1997 to December 31, 1997, the Company had realized and unrealized losses on marketable and non marketable securities of $136,682, interest income of $26,100, continuing operating expenses of $335,276 and a net loss of $465,858 or $.05 per common share.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF OCTOBER 23, 1996 TO JUNE 30, 1997

     During the period from October 23, 1996 to June 30, 1997 the Company had a realized loss on marketable securities of $20,894, an unrealized loss of $20,915, net of taxes, (refer to the Statement of Stockholders Equity), interest income of $10,139 and reorganization costs totaling $157,247, resulting in a loss from operations of $696,459, continuing operating expenses of $490,877, a loss from investee, Autoparts Warehouse, in the amount of $40,000 and income from discontinued operations of $2,420, all of which resulted in a net loss for the period of $696,459 or $.08 per common share.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF JULY 1, 1996 TO OCTOBER 22, 1996

     During the period from July 1, 1996 to October 22, 1996 the Company had an unrealized loss on marketable securities of $45,000, and an unrealized gain in the amount of $341,343, net of taxes, the largest component being a $547,000 gain, less accrued taxes, on holdings in Pan American World Airways (refer to the Statement of Stockholders Equity), interest income of $17,911 and continuing operating expenses of $220,889. Additionally, a loss in the amount of $190,000 from an investee, Autoparts Warehouse, was incurred during the period which resulted in a loss before taxes and extraordinary item of $729,352. The extraordinary item in the amount of $13,066,541 was recorded for Forgiveness of Debt pursuant to the Plan of Reorganization.

     RESULTS OF COMPANY OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1996.

     For the year ended June 30, 1996, the Company had interest income of $76,246, continued operating expenses of $685,777, and a reorganization expense in the amount of $298,266 which related to legal fees and mailing costs for bankruptcy matters. This resulted in a loss from operation in the amount of $907,797. In addition there was income on discontinued operations in the amount of $62,702 which reduced the net loss for the year to $845,095. No per share information is applicable for this period which preceded the confirmation of the Plan Of Reorganization.

     LIQUIDITY AND CAPITAL RESOURCES.

     The Company's assets consists primarily of cash, receivables from brokerage accounts, marketable securities, and loans and investments in public and non-public companies. As the Company may draw upon these assets in order to satisfy its Chapter 11 reorganization obligations, assets may decrease from time to time.

     On December 31, 1997 the Company had cash, cash equivalents and marketable securities totaling $542,562 or 48% of total assets compared to $2,015,694 or 84% of total assets for the period ended June 30, 1997. The reduction in the balance for the latter periods reflects a $1 million payment having been made on a reorganization obligation in July of 1997. It is estimated that the Company has $1 million remaining in Chapter 11 reorganization obligations. At the present time while the Company's total assets are greater than its total obligations it does not have readily available funds to meet its Chapter 11 reorganization obligations.

     The Company will, from time to time, make loans and investments in public and non-public companies and may also receive securities, options, and/or warrants that are not readily marketable. On December 31, 1997 such loans totaled $526,267 or 47% of total assets compared to $362,844 or 15% of total assets. (The prior period included an accrual for Chapter 11 obligations for the amount of $1 million that was paid in July 1997.)

     Furniture, fixtures, and equipment decreased to $817 on December 31, 1997 compared to $1,103 on June 30, 1997 and $60,628 on June 30, 1996. The reduction in value is due to depreciation and the disposal of assets no longer used in the company's operations.

     In conjunction with the Confirmation Order certain pre-petition liabilities were discharged or revalued. On December 31, 1997 pre-petition liabilities totaled $927,841 compared to $1,927,841 on June 30, 1997. Such reduction reflected the payment of certain liabilities in the latter period. Post-petition liabilities are $203,660 on December 31, 1997 compared to $222,395 on June 30, 1997. These liabilities included accounts payable related to current operating expenses items, including post-petition professional fees.

     The Company has received a going concern opinion from its accountants. The ability of the Company to meet its future objectives and pay its existing obligations is subject to the viability of the Principal Investments. In addition, there can be no assurance that the Company will be successful in its attempts, if any, to raise additional funds. The Company has no material commitments for capital expenditures.

Item 3.  Description of Property.

     The Company's principal executive office is maintained at The Barn Building, Village Road, New Vernon, New Jersey. The Company currently pays approximately $3,600 per month in rent and associated costs for such offices pursuant to a lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of December 31, 1997, (i) the number of shares of Common Stock beneficially owned by (x) owners of more than five percent (5%) of the outstanding Common Stock who are known to the Company, and
(y) the Directors and certain executive officers of the Company, individually, and the executive officers and Directors of the Company, as a group, and (iii) the percentage of ownership of the outstanding Common Stock represented by such shares. All share numbers are provided based upon information supplied to management of the Company. To the best of management's knowledge all of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the tables.
















                           (INTENTIONALLY LEFT BLANK)

    Name and Address                    No. of Shares           Percentage
 Of Beneficial Owner (1)              Beneficially Owned         of Class
 -----------------------              ------------------         --------

Joshua J. Angel (2)                       4,278,525               48.00%
9 East 79th Street
New York, New York 10021

Class 4 Security Claimants (3)            1,605,784               18.00%
c/o Wolf, Popper, Ross,
 Wolf & Jones, Esq
845 Third Avenue
New York, New York 10022

Spencer J. Angel                          1,315,790               14.80%
181 East 73rd Street
New York, New York 10021

Bolzano Investments, Inc.                 1,030,278               11.60%
c/o Platzer, Fineberg & Swergold
150 East 52nd Street
New York, New York 10022

Officers and Directors, as a group (4)    5,594,315               62.80%

-----------------
1. Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power.

2. Includes 3,947,368 shares owned of record by Rita Angel, his wife, for which Mr. Angel disclaims any beneficial interest.

3. These shares were issued to Class 4 Security Claimants in settlement of claims against the estates of WFG and FNW. The firm of Wolf, Popper et al. is holding the shares on behalf of the class members. A tentative agreement has been reached with Wolf, Popper et al. whereby Joshua J. Angel or his assigns will purchase these shares from Class 4 Security Claimants for $20,000. A date has not been set for the conclusion of this transaction.

4. The group consists of the two persons listed in Item 5 below.


Ownership by Management
-----------------------

     The following table sets forth, as of December 31, 1997, the beneficial ownership of the Common Stock of the Company of (i) each director (including the Named Executives) of the Company, and (ii) all directors and executive officers of the Company as a group (based upon information furnished by such persons). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if he has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security.

Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days.

  Name and Address                       No. Of Shares           Percentage
Of Beneficial Owner (1)                Beneficially Owned (2)     of Class
-----------------------                ----------------------     --------

Joshua J. Angel (3)                         4,278,525              48.00%

Spencer J. Angel                            1,315,790              14.80%

All Directors and executive officers
  as a group (2 people)                     5,594,315              62.80%

-----------------------
(1) The business address, for purposes hereof, of all of the Company's directors and executive officers is in care of the Company.

(2) Unless otherwise noted, the Company believes that all persons in the table have sole voting and disposition power with respect to all shares of Common Stock beneficially owned by them.

(3) Includes 3,947,368 shares owned of record by Rita Angel, his wife, for which Mr. Angel disclaims any beneficial interest.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following is a list (along with certain biographical information) of the executive officers and directors of the Company. All directors of the Company are serving a current term of office which continues until the next annul meeting of stockholders, and all officers are serving a current term of office which continues until the next annual meeting of directors:

                            Year of Election
Name and Age                   as Director            Position
------------                ----------------          --------

(As of 12/31/97)
Joshua J. Angel    (62)           1994          Chairman of the Board
Spencer J. Angel   (32)           1996          Director, Chief Executive
                                                Officer, President and Treasurer


JOSHUA J. ANGEL has been Chairman of the Company since August 1994, and was principally responsible for its successful reorganization. Mr. Angel has been a practicing attorney for over 35 years in the field of corporate reorganizations. Currently Mr. Angel does not act as a Director of any other public company. Mr. Angel is the father of Spencer J. Angel.

SPENCER J. ANGEL has been Chief Executive Officer, President, Treasurer and a Director of the Company since October 16, 1996. Mr. Angel serves as Secretary, Treasurer and Director of Autoparts Warehouse, Inc., Vice President of Fidelity Medical, Inc. and Secretary and Director of Medical Laser Technologies, Inc. From December 1994 through August 1996 Mr. Angel was President of 5 East 41 Check Cashing Corp. a company engaged in the payroll service business. Mr. Angel sold his interest in this business in August 1996. From July 1994 to December 1994 Mr. Angel was a consultant to Zion Financial Group, Inc. a venture capital company. From November 1991 to July 1994 Mr. Angel was an associate with Platzer, Fineberg & Swergold, a law firm specializing in bankruptcy related matters. Mr. Angel graduated from Hofstra Law School in June 1991.

Item 6.  Executive Compensation.

Summary Compensation Table
--------------------------

     The following table sets forth information for the fiscal years ended June 30, 1995, June 30, 1996, June 30, 1997 and for the six months ended December 31, 1997, representing compensation earned by the executive officers of the Company.


                                                                     Long Term
                                                                    Compensation
                                         Annual Compensation            Awards
                                 ---------------------------------- ------------
                                                             Other
Name and Principal      Year                                Annual
   Position            Ending      Salary       Bonus    Compensation   Options
------------------     ------    ----------    --------  ------------   -------
Joshua J. Angel         1995     $     0.00    $   0.00    $   0.00       0
 Chairman               1996     $     0.00    $   0.00*   $   0.00       0
                        1997     $     0.00    $   0.00    $   0.00       0

Spencer J. Angel        1996     $   52,000    $   0.00    $   0.00       0
 President, Treasurer   1997     $   52,000    $   0.00    $   0.00       0
 and Chief Executive
 Officer


* In connection with his efforts to reorganize the Company, the Confirmation Order of October 23, 1996 required the Company to issue 331,157 of its shares to Mr. Angel. Pursuant to the Plan, Mr. Angel received "Stock equal to 10% of the shares [of Stock] issued to Classes 3, 4 and 6...", in consideration for the services rendered to the Company without charge, during the Chapter 11 period.

Options, Annuities and Plans
----------------------------

     The Company does not have any annuity, retirement, pension, deferred or incentive compensation plans, stock option plans or arrangements under which any executive officer is entitled to benefits, nor does the Company have any long-term incentive plan pursuant to which performance units or other forms of compensation are paid.

Compensation of Directors
-------------------------

     The Company does not compensate its directors for their services. The Company, however, may institute some procedure in the future by which their directors may receive a nominal compensation for their services.

Employment Arrangements
-----------------------

     The Company has not entered into and does not intend to enter into any employment agreements in the near future.

Item 7.  Certain Relationships and Related Transactions.

     Mr. Joshua J. Angel, Chairman of the Board of the Company, is the father of Spencer J. Angel, Chief Executive Officer, President, Treasurer and a Director of the Company. No agreement has been entered into between Mr. Joshua Angel and Mr. Spencer Angel with respect to the voting of the Common Stock beneficially owned by either party.

Item 8.  Description of Securities.

General
-------

     The summary of the terms of the Common Stock set forth below contains all the material terms of the Common Stock, including those contained in the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the By-Laws of the Company (the "By-Laws"), however, such summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws.

     The Certificate of Incorporation provides that the Company may issue up to 30,000,000 shares of Common Stock with a $.01 par value per share. There are no options, warrants or other derivative securities which are currently issued or otherwise outstanding.

     All Common Stock issued and outstanding is duly authorized, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends if, and when authorized and declared by the Board of Directors of the Company out of assets legally available therefore and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provisions for, all known debts and liabilities of the Company.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock, or less if a duly convened stockholder meeting is held, can elect all of the directors then standing for election.

     Holders of Common Stock have no conversion, sinking fund, redemption, or preferential rights to subscribe for any securities of the Company.

     Shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by New York law, appraisal rights.

     Pursuant to New York law, a corporation generally cannot dissolve, amend its certificate of incorporation or merge, unless approved by the affirmative vote of stockholders holding at least a majority of the shares entitled to vote on the matter unless a greater percentage is set forth in the corporation's articles of incorporation. The Certificate Of Incorporation does not provide for a greater percentage in such situation.

Effect of Reorganization on the Common Stock
--------------------------------------------

     Pursuant to the Plan, any interest represented by any of the equity securities issued by WFG prior to the Filing Date were canceled and new shares of common stock in the reorganized Company were to be issued.

     The Common Stock being issued under the Plan will be fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends if, when and as declared by the Company's Board of Directors, out of funds legally available therefore, subject to any superior rights of holders of the Company's preferred stock. Upon liquidation, dissolution or winding up of the Company, holders of such Common Stock are entitled to share ratably in assets available for distribution, subject to any superior rights.

     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of the stockholders. The Certificate of Incorporation and By-laws contain no restriction on the repurchase or redemption of the Common Stock. Holders of Common Stock have no preemptive rights.

Changes in Control
------------------

     As further set forth hereinabove in Item 1 the Plan provided for the reservation or issuance of shares of Common Stock as follows: (i) 1,605,784 shares of Common Stock to the Class 3 general unsecured creditors ("Class 3");
(ii) 1,605,784 shares of Common Stock to the Class 4 securities law claimants ("Class 4"); 100,000 shares to the Class 6 indemnity claim holders; and (iii) 5,263,158 shares to the Plan Funder; and (iv) 331,157 shares to Joshua J. Angel.

     As provided by the Plan, each member of Classes 3, 4 and 6 are entitled to receive as of the Effective Date of the Plan such claim holders' pro rata portion of the shares of Common Stock to be issued in satisfaction of their Class' Claims. As of the date of this Registration Statement a majority of the shares listed above have been issued.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     As of December 31, 1997, there were approximately 120 holders of record of the Company's Common Stock with 8,905,883 shares of Common Stock outstanding.

     The common stock of WFG, which traded previously on the NASDAQ Stock Market until February 24, 1994, is not currently traded on any national securities exchange or on any over the counter market. WFG's shares, however, continued to be quoted during the bankruptcy reorganization through the OTC Bulletin Board.

                                         Bid Price     Bid Price
Quarter Ended                               High          Low
-------------                            ---------     ---------

June 30, 1994                              $0.560       $0.070

September 30, 1994                         $0.150       $0.010
December 31, 1994                          $0.010       $0.005
March 31, 1995                             $0.020       $0.005
June 30, 1995                              $0.030       $0.020

September 30, 1995                         $0.020       $0.020
December 31, 1995                          $0.020       $0.005
March 31, 1996                             $0.005       $0.001
June 30, 1996                              $0.001       $0.001

September 30, 1996                         $0.001       $0.001

--------------

     Pursuant to the Plan, WFG's shares were canceled and the new shares of the Company were issued to creditors and the Plan Funder. The Company's shares do not currently trade on any national securities exchange or on any over the counter market.

Dividends
---------

     The Company has paid no cash dividend since its inception and it is unlikely that any cash dividend will be paid in the future. The declaration in the future of any cash or stock dividend will be at the discretion of the Board of Directors depending upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company has never made, nor adopted any policies with respect to, in-kind distributions, and has no present intention of adopting any such policies or of making any such distributions.

Item 2.  Legal Proceedings.

     In connection with its activities as a broker-dealer, the Company was a defendant (along with the Company's previous president) in various civil actions and an administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Additionally the Company and certain of its previous officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain of the Company's previous officers. The Company appealed the ruling and as a result of a consent decree no longer operates as a broker-dealer.

     The Bureau of securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

     The Company was a defendant in two class action lawsuits, In re Hibbard Brown & Co., et al. (the "Hibbard Brown Litigation") and Jerry W. Kapp, Joe Basile and Norman C. Miller, individually and on behalf of all other persons similarly situated v. F.N. Wolf & Company, Inc., Wolf Financial Group, Inc., Franklin N. Wolf, et al. (the "Kapp Litigation") (collectively the "Class Action Lawsuits"). The Class Action Lawsuits alleged among other things, violations of various sections of the anti-fraud provisions of the federal securities laws. Claims under the Class Action Lawsuits aggregated in excess of $100 million.

     The  Company   was  also  a  party  to  a  number  of  other   litigations,
arbitrations, investigations and inquiries which arose in the ordinary course of business.

     As a result of the various legal proceedings pending against WFG and its wholly owned subsidiary FNW, WFG and FNW filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code was filed on August 24, 1994. A Second Amended Joint Plan of Reorganization, dated July 2, 1996, was confirmed by order of the United States Bankruptcy Court for the Southern District of New York and entered on October 23, 1996. The Effective Date of the Plan, pursuant to the Confirmation Order, was January 16, 1997. Pursuant to the Plan, FNW was dissolved and its assets were absorbed into the reorganized WFG.

     In conjunction with the Plan, the Company entered into various settlement agreements. FNW and the SEC executed a Consent and Stipulation agreement (the "SEC Consent Agreement") in which FNW voluntarily consented to the entry of a Final Order of Permanent Injunction against it. The SEC Consent Agreement further provided that the SEC would be allowed to file an unsecured non-priority claim, in the Bankruptcy Proceeding, for $8,814,235 and that such claim would be settled and discharged in full for $1,000,000. Additionally, as a result of the bankruptcy filing the company was voluntarily released from the Kapp Litigation and its class members were joined with the class members of the Hibbard Brown Litigation. Pursuant to the Plan, the class members of the Hibbard Brown Litigation were classified as Class 4 claims and are to receive $500,000 and 1,605,784 shares of common stock in the reorganized company.

     The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business. In accordance with the Bankruptcy Code, such matters may not be continued.

     An Order of the United States Bankruptcy Court for the Southern District of New York was entered on November 6, 1996, modifying the Confirmation Order solely with respect to the name of the reorganized WFG. Pursuant to the November Order the name of the reorganized WFG was changed to Harter Financial, Inc., a New York Corporation. The New York State Banking Department approved the use of the word financial in the Company's name on April 11, 1997.

Item 3.  Changes in and Disagreements With Accountants.

     Prior to the filing of WFG's petition for reorganization under Chapter 11 of Title 11 of the United States Code Ernst & Young, LLP. ("Ernst & Young") was engaged as the principal accountant to audit WFG's financial statements. The last audit that Ernst & Young performed for WFG was for the fiscal year ending June 1993.

     As of the filing date, August 24, 1994, Ernst & Young was a creditor of the WFG estate. Ernst & Young has not performed any audits for WFG subsequent to audit for the fiscal year ending June 1993.

     In connection with the audits of WFG's financial statements for each of the two fiscal years ended June 30, 1993, and in the subsequent unaudited interim period through December 31, 1993, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report. From the period of December 31, 1993 until January 31, 1997 Ernst & Young did not perform any work for WFG. There were no disagreements with Ernst & Young, during the December 31, 1993 to January 31, 1997 period, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report.

     Ernst & Young has provided a letter addressed to the Commission stating that it agrees with the statements contained in proceeding paragraph.

     Pursuant to an Order of the Bankruptcy Court for the Southern District of New York, entered June 27, 1995, WFG was authorized to employ and appoint the firm of Richard A. Eisner & Company, LLP as their auditors. Richard A. Eisner & Company, LLP has agreed to continue to perform the audit for the reorganized Company and has agreed to stand for re-election for the audit of the fiscal year ending June 1998.

Item 4.  Recent Sales of Unregistered Securities.

     In the past three years, other than the securities that were issued to the Plan Funder, the Company has not sold any securities which were not registered under the Securities Act.

Item 5.  Indemnification of Directors and Officers.

     For time periods after the Filing Date, the Company's By-Laws include a provision that obligates the Company to indemnify to the fullest extent not prohibited by law any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director, officer or employee of the company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the company or a constituent corporation absorbed in a consolidation or a merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such Proceeding, whether or not the indemnified liability arises from any threatened, pending or completed Proceeding by or in the right of the company, except to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by applicable law.







                           (INTENTIONALLY LEFT BLANK)

                                    PART F/S

Financial Statements and Supplementary Data
-------------------------------------------

     See Financial Statements of the Registrant Commencing on Page F-1 herein.

Financial Statements and Exhibits
---------------------------------

                             Harter Financial, Inc.
                     Report on Audit of Financial Statements
               for the Years Ended June 30, 1996 and June 30, 1997
           And for the Six Months Ended December 31, 1997 (Unaudited)

                                Table of Contents

                                                                            PAGE
                                                                            ----


Report of Independent Accountants                                            F-1

Financial Statements:

Consolidated Balance Sheets as at
  June 30, 1996, June 30, 1997 and
  December 31, 1997 (Unaudited)                                              F-2

Consolidated  Statement of Operations For the Year
  Ended June 30, 1996, and For The Periods of July
  1, 1996 to October 22, 1996, October 23, 1996 to
  June 30, 1997,  October 23, 1996 to December 31,
  1996  (Unaudited)  and For The Six Months  Ended
  December 31, 1997 (Unaudited)                                              F-3

Consolidated  Statements of  Stockholders'  Equity
  (Capital  Deficiency) For The Periods Ended July
  1,  1995  to June  30,  1996,  July  1,  1996 to
  October 22,  1996,  October 23, 1996 to June 30,
  1997  and  July 1,  1997 to  December  31,  1997
  (Unaudited)                                                                F-4

Consolidated  Statement of Cash Flows For the Year
  Ended June 30, 1996, and For The Periods of July
  1, 1996 to October 22, 1996, October 23, 1996 to
  June 30, 1997,  October 23, 1996 to December 31,
  1996  (Unaudited)  and For The Six Months  Ended
  December 31, 1997 (Unaudited)                                              F-5

Notes to Financial Statements                                                F-6

                     PART III

Item 1.  Index to Exhibits.

Exhibits                                                                   Page

2         Plan of  Reorganization  dated July 2,
          1996,  as  confirmed  by the  Bankruptcy
          Court.                                                               A

3(i)      Articles of Incorporation of Harter
          Financial, Inc., as amended.                                         B

3(ii)     Bylaws of Harter Financial, Inc.                                     B

16        Letter  to  Ernst  &  Young,   LLP.   in
          accordance  with  Regulation  S-K,  Item
          304(a)(3)  dated  January  31,  1997 and
          letter  from Ernst & Young,  LLP.  dated
          June  3,   1997   regarding   change  in
          certifying accountant.                                               C

99        Order   authorizing   the  retention  of
          Richard  A.   Eisner  &  Co.,   LLP.  as
          auditors dated June 27, 1995.                                        A

99        Form of specimen  certificate for Harter
          Financial,  Inc.'s common  stock,  $0.01
          par value.                                                           B


          A. Previously filed with the Securities and Exchange Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on March 6, 1997 and was amended by a subsequent Form 8-K/A filing on March 15, 1997.

          B.  Previously   filed  with  the  Securities  and  Exchange
          Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on April 11, 1997

          C. Previously filed with the Securities and Exchange Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on March 6, 1997 and was amended by a subsequent Form 8-K/A filing on March 15, 1997. At the request of the Securities and Exchange Commission the Company re-submitted Ernst & Young, LLP's letter in a Form 8-K filing on June 4, 1997.








                      (INTENTIONALLY LEFT BLANK)

                              SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HARTER FINANCIAL, INC.
                                                (Registrant)

                                                By:  Spencer J. Angel
                                                   ----------------------------
Dated: April 16, 1998                                Spencer J. Angel
                                                Its: President, Treasurer
                                                     and Chief Executive Officer

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Harter Financial, Inc.
New Vernon, NJ


We have audited the accompanying consolidated balance sheets of Harter Financial, Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, stockholder's equity (capital deficiency) and cash flows for the period from July 1, 1996 to October 22, 1996 (the date of confirmation of the Company's plan of reorganization in bankruptcy) and October 23, 1996 to June 30, 1997 and for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Harter Financial, Inc. and subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the period from July 1, 1996 to October 22, 1996 and October 23, 1996 to June 30, 1997 and for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Harter Financial, Inc. will continue as a going concern. As discussed in Note A to the consolidated financial statements, Harter Financial, Inc. and one of its subsidiaries filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994. In October 1996, the Company's plan of reorganization was confirmed. To date the Company has incurred operating losses, which raise substantial doubt about the company's ability to continue as a going concern.



Richard A. Eisner & Company, LLP


New York, New York
September 26, 1997

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Balance Sheets

                                                   December 31,            June 30,
                                                     1997             1997            1996
                                                 --------------  ------------    ------------
                                                  (Unaudited)
ASSETS
Cash and cash equivalents (Note C[5])            $     15,141    $  1,063,458    $  2,326,708
Receivable from brokers                                23,063          49,669           5,122
Securities owned, at market value (Note C[3])         504,358         902,567          18,512
Securities not readily marketable,
  at estimated fair value(Note C[3]):
     Equity securities                                    200             200         401,575
     Loan receivable (net of allowance
       for losses of $45,000 in 1997)                 260,423         145,000         237,500

Investment in net assets of and advances to
  equity investee(Note K)                             215,844         142,345
                                                 ------------    ------------    ------------
                                                    1,019,029       2,303,239       2,989,417
Furniture, fixtures, equipment and
  leasehold improvements at cost
  (less accumulated depreciation and
  amortization of $852,363
  in 1996) (Note C[4])                                    817           1,103          60,628
Other assets                                           50,641          31,770          30,841
Loans receivable others                                50,000          75,499
                                                 ------------    ------------    ------------

                                                 $  1,120,487    $  2,411,611    $  3,080,886
                                                 ============    ============    ============
LIABILITIES
Post-petition liabilities                        $    203,660    $    117,395
Accounts payable, accrued expenses and
  other current liabilities                                                      $    228,163
Deferred tax attributed to
  prereorganization appreciation of securities                        105,000
                                                 ------------    ------------    ------------

                                                      203,660         222,395         228,163
                                                 ------------    ------------    ------------

Accounts payable and accrued expenses                 925,446       1,925,446
Priority tax claims                                     2,395           2,395           2,395
Subject to compromise                                                              15,190,681
                                                 ------------    ------------    ------------

                                                      927,841       1,927,841      15,193,076
                                                 ------------    ------------    ------------
          Total liabilities                         1,131,501       2,150,236      15,421,239
                                                 ------------    ------------    ------------
Commitments and contingencies (Notes B and J)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
  (Notes A, B and I)
Common stock - $.01 par value; authorized
  30,000,000 shares, 8,905,883 shares
  issued and outstanding in 1997 and
  authorized 15,000,000 shares, 6,738,300
  issued and outstanding in 1996                       89,059          89,059          67,383
Additional paid-in capital                            994,690         889,690       7,079,899
Accumulated deficit                                                               (19,487,635)
Unrealized gain (loss) on marketable
  securities net of taxes                              67,554         (20,915)
Deficit from October 23, 1996                      (1,162,317)       (696,459)
                                                 ------------    ------------    ------------
               Total stockholders' equity
               (capital deficiency)                   (11,014)        261,375     (12,340,353)
                                                 ------------    ------------    ------------

                                                 $  1,120,487    $  2,411,611    $  3,080,886
                                                 ============    ============    ============

  See independent auditors' report and notes to financial statements   F-2

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Statements of Operations

                                                                   October 23,       July 1,
                                    Six Months      October 23,      1996            1996            Year
                                     Ended          1996 to           to              to             Ended
                                  December 31,     December 31,     June 30,       October 22,       June 30,
                                     1997             1996           1997            1996            1996
                                  ------------    ------------    ------------    ------------    -------------
                                  (Unaudited)     (Unaudited)

Interest income                   $     26,100    $      9,340    $     10,139    $     17,911    $     76,246
Continuing operating expenses         (355,276)       (216,938)       (490,877)       (220,889)       (685,777)
Realized and unrealized (loss)
  on marketable and not
  readily marketable securities       (136,682)                        (20,894)        (45,000)
Reorganization items - expenses
  (Note G)                                                            (157,247)       (248,914)       (298,266)
                                  ------------    ------------    ------------    ------------    ------------

Loss from operations                  (465,858)       (207,598)       (658,879)       (496,892)       (907,797)
Loss from investee - net
  of related expenses
  (Note J)                                                             (40,000)       (190,000)
                                  ------------    ------------    ------------    ------------    ------------
Loss before taxes, discontinued
  operations, and
  extraordinary item                  (465,858)       (207,598)       (698,879)       (686,892)       (907,797)
Income(loss) from discontinued
  operations(Note H)                                                     2,420         (42,460)         62,702
                                  ------------    ------------    ------------    ------------    ------------

Loss before extraordinary item        (465,858)       (207,598)       (696,459)       (729,352)       (845,095)

Extraordinary item:
Forgiveness of debt (Note B)                                                        13,066,541
                                  ------------    ------------    ------------    ------------    ------------

Net  (loss) income                $   (465,858)   $   (207,598)   $   (696,459)   $ 12,337,189    $   (845,095)
                                  ============    ============    ============    ============    ============

Net loss per common share
  (Note C[8])                     $       (.05)   $       (.02)   $       (.08)
                                  ============    ============    ============

Weighted average number of
  common shares outstanding          8,905,833       8,905,833       8,905,833
                                  ============    ============    ============




See independent auditors' report and notes to financial statements     F-3

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Statements of Stockholder's Equity (Capital Deficiency) to October 22, 1996

                                      Common Stock
                                     Par Value $.01
                                     --------------
                                         Number
                                        of Shares                                   Retained
                                         Issued                      Additional     Earnings     Unrealized
                                          and                         Paid-in     (Accumulated    Gain on
                                       Outstanding       Amount       Capital       Deficit)     Investment       Total
                                       -----------       ------       -------       --------     ----------       -----
Balance - July 1, 1995                   6,738,300   $     67,383   $  7,079,899   $(18,642,540)                 $(11,495,258)
Net loss for the year ended
  June 30, 1996                                                                        (845,095)                     (845,095)
                                        ----------   ------------   ------------   ------------   ------------   ------------
Balance - June 30, 1996                  6,738,300         67,383      7,079,899    (19,487,635)                  (12,340,353)
Net income for the period July 1,
  1996 to October 22, 1996                                                           12,337,189                    12,337,189
Change in market value of securities
  available for sale net of taxes                                                                 $    341,343        341,343
Chapter 11 Reorganization can-
  cellation of old stock
  (including sale of 5,263,158
  shares of common stock to
  plan funder for subscription
  receivable of $300,000)               (6,738,300)       (67,383)    (6,741,720)     7,150,446       (341,343)         - 0 -
  subscription receivable
  of $300,000)
Issuance of stock in Chapter 11
  Reorganization                         8,905,883         89,059        428,511                                      517,570
                                        ----------   ------------   ------------   ------------   ------------   ------------
Balance - October 22, 1996               8,905,883   $     89,059   $    766,690   $      - 0 -   $      - 0 -   $    855,749
                                        ==========   ============   ============   ============   ============   ============

Consolidated Statements of
  Stockholder's Equity
  (Capital Deficiency) From
  October 23, 1996

Balance - October 23, 1996               8,905,883   $     89,059   $    766,690         $- 0 -         $- 0 -   $    855,749
Net loss for the period October
  23, 1996 to June 30, 1997                                                            (696,459)                     (696,459)
Net unrealized securities loss
  net of taxes                                                                                         (20,915)       (20,915)
Tax attributable to pre-
  reorganziation appreciation
  of securities
  realized in current period                                             123,000                                      123,000
                                        ----------   ------------   ------------   ------------   ------------   ------------

Balance - June 30, 1997                  8,905,883         89,059        889,690       (696,459)       (20,915)       261,375
Net loss for the six months
  ended December 31, 1997
  (unaudited)                                                                          (465,858)                     (465,858)
Change in market value of
  securities available for
  sale net of taxes                                                                                     88,469         88,469
Tax attributable to pre-
  reorganziation appreciation
  of securities
  realized in current period                                             105,000                                      105,000
                                        ----------   ------------   ------------   ------------   ------------   ------------
Balance - December 31, 1997
  (unaudited)                            8,905,883   $     89,059   $    994,690   $ (1,162,317)  $     67,554   $    (11,014)
                                        ==========   ============   ============   ============   ============   ============

See independent auditors' report and notes to financial statements        F-4

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

Consolidated Statements of Cash Flows

                                                                     October 23,       July 1,
                                       Six Months     October 23,       1996            1996           Year
                                         Ended           1996 to         to              to           Ended
                                       December 31,   December 31,    June 30,       October 22,     June 30,
                                          1997             1996         1997            1996           1996
                                       ------------   ------------   ------------   ------------   ------------
                                      (Unaudited)     (Unaudited)
Cash flows from operating
  activities:
Net income (loss)                      $   (465,858)  $   (207,598)  $   (696,459)  $ 12,337,189   $   (845,095)
Adjustments to reconcile net
 income (loss) to net
 cash provided by (used in)
 operating activities:
   Depreciation and amortization                286          2,090          6,856         10,006         44,287
   Deferred interest income                                                                             (39,719)
   Forgiveness of debt                                                               (13,066,541)
   Changes in:
    Due to/from brokers (net)                26,606         (5,840)       (49,669)         5,122      2,151,199
    Securities not readily
     marketable, at
     estimated fair value                                                                401,375       (353,000)
    Securities owned, at
     market value (net)                     486,678                       316,749       (652,376)       552,331
    Other assets                            (18,871)        (3,084)       (10,842)         9,915         (3,170)
     Accounts payable and
      accrued expenses:
      Pre-petition                       (1,000,000)                                                     (6,731)
      Post-petition                          86,265       (176,782)      (208,844)       116,950         66,239
                                       ------------   ------------   ------------   ------------   ------------
      Net cash  provided by
       (used in) continuing
       operations                          (884,894)      (391,214)      (642,209)      (838,360)     1,566,341
Net cash provided by discontinued
  operations                                                                              42,663
                                       ------------   ------------   ------------   ------------   ------------
      Net cash provided by
      (used in) operating
      activities                           (884,894)      (391,214)      (642,209)      (795,697)     1,566,341
                                       ------------   ------------   ------------   ------------   ------------

Cash flows from investing activities:
 (Increase) decrease in
   investments in debt                     (188,922)      (125,000)      (207,345)       157,500         12,500
   securities
 (Increase) decrease in
   loans receivable others                   25,499         10,000           (499)       (75,000)
                                       ------------   ------------   ------------   ------------   ------------
      Net cash provided by
       (used in) investing
       activities                          (163,423)      (115,000)      (207,844)        82,500         12,500
                                       ------------   ------------   ------------   ------------   ------------

Cash flows from financing activities:
 Proceeds from issuance of stock              - 0 -          - 0 -        300,000          - 0 -          - 0 -
                                       ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash
 and cash equivalents                    (1,048,317)      (506,214)      (550,053)      (713,197)     1,578,841
Cash and cash equivalents at
 beginning of period                      1,063,458      1,613,511      1,613,511      2,326,708        747,867
                                       ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at
 end of period                         $     15,141   $  1,107,297   $  1,063,458   $  1,613,511   $  2,326,708
                                       ============   ============   ============   ============   ============

See Note B for discussion of plan of
reorganization and forgiveness of debt

See independent auditors' report and notes to financial statements    F-5A

                                                                     October 23,       July 1,
                                       Six Months     October 23,       1996            1996           Year
                                         Ended           1996 to         to              to           Ended
                                       December 31,   December 31,    June 30,       October 22,     June 30,
                                          1997             1996         1997            1996           1996
                                       ------------   ------------   ------------   ------------   ------------
                                      (Unaudited)     (Unaudited)
Supplemental disclosures of cash
 flow information
 Cash paid for:
  Interest                              $        312                                $      2,650
 Income taxes                                  2,687                                               $     12,914
  Details of operating cash
   receipts and payments
   resulting from
   reorganization:
    Interest received on cash
     accumulated because of
     the Chapter 11 proceedings                                                     $     29,782   $   140,562
    Professional fees paid for
     services rendered in
     connection with the
     Chapter 11 proceedings
                                                                                    $    107,566   $   251,927

See Note B for discussion of plan of
reorganization and forgiveness of debt

See independent auditors' report and notes to financial statements    F-5B

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)


                          Notes to Financial Statements
          (Unaudited as to December 31, 1997 and for the periods ended
                           December 31, 1997 and 1996)

Note A - Basis of Presentation

     Wolf Financial Group, Inc. ("WFG") and its wholly owned subsidiary, F.N. Wolf & Co., Inc. ("FNW"), filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994. Prior to the filing, FNW discontinued its operations (effective June 30, 1994) as a registered broker and dealer in securities under the Securities Exchange Act of 1934. WFG's other wholly owned subsidiary, Planner's Insurance Agency, Inc. ("Planner's"), has limited activities.

     Prior to the filing date, three outside directors were elected as a majority of the board of WFG. Under the amended joint plan of reorganization, the focus of the business will be that of a quasi investment banker, merchant banker and financial consultant to small and medium sized companies seeking nonpublic bridge financings. On November 6, 1996, by order of the United States Bankruptcy Court, the Company changed its name to Harter Financial, Inc. (the "Company"). The Company intends to seek opportunities to acquire other operating companies.

     Pending confirmation of the Company's plan of reorganization, the Company carried out limited business activities, including issuing bridge loans to certain unrelated third parties. On October 23, 1996, the Bankruptcy Court confirmed the joint amended plan of reorganization (the "Plan") dated July 2, 1996 (see Note B). In accordance with Statement of Position No. 90-7 ("SOP
90-7") of the American Institute of Certified Public Accountants, WFG is required to account for the reorganization using fresh-start reporting (see Note
B). Accordingly, all consolidated financial statements for any period prior to October 22, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to the financial statements for periods after the implementation of fresh-start reporting. The Company has limited operations and therefore, its ability to continue as a going concern is contingent upon its ability to attain profitable operations.

     The accompanying financial statements as of December 31, 1997 and for the periods ended December 31, 1996 and 1997 are unaudited. In the opinion of management, they reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations.

     The results of operations and cash flows for the six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the full year ending June 30, 1998.

Note B - Joint Amended Plan of Reorganization

     On October 23, 1996 The Bankruptcy Court confirmed the Plan which provided for the following:

o    Class 1 consists of secured claims of which there are none.

o Class 2 consists of priority wage and tax claims. Class 2 creditors holding claims of approximately $225,446 are to be paid in full.

o Class 3 consists of all general unsecured claims, other than insider claims, indemnity claims and securities claims. Class 3 creditors holding claims of approximately $1,605,784 are to receive one share of common stock in the reorganized entity (the "New Stock") for each $1 in claim. Accordingly, Class 3 creditors were issued 1,605,784 shares of New Stock. As of the confirmation date, the value of each share of New Stock was estimated in the Plan at approximately $.06.

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)


Note B - Joint Amended Plan of Reorganization (continued)

o Class 4 consists of securities claims against the Company. Class 4 claims approximated $100 million (see Note I). Class 4 creditors will receive cash of $500,000, the guaranteed minimum cash payment under the Plan, and New Stock equal to the number of shares of New Stock issued to holders of Class 3 claims (1,605,784 shares of New Stock).

o Class 5 consists of claims of the Securities and Exchange Commission (the "SEC"). The SEC had a number of actions pending against the Company asserting an aggregate liability of approximately $13 million, for which the SEC received an allowed claim of $8,814,235 (see Note I). The SEC received cash of $1 million in settlement of its claim.

o Class 6 claims consist of all insider and indemnity claims. Class 6 claims amounted to approximately $448,995. These claims will share pro rata the distribution of 100,000 shares of New Stock.

In addition to the above claims, the Company has agreed to pay $200,000 to the Internal Revenue Service in settlement of a disputed priority tax claim of up to $3,464,268 and approximately $2,395 for undisputed priority tax claims.

The Plan also provided that on the effective date of the Plan, certain individuals (the "Plan Funder") would purchase an aggregate of 5,263,158 shares of New Stock for $300,000 ($.057 per share, the value provided in the Plan) and for the Company to issue 331,157 shares of New Stock (valued at $18,876), (to a financial consultant) which equaled 10% of the number of shares issued to the holders of Class 3, Class 4 and Class 6 claims in consideration for services rendered to the Company during the Chapter 11 proceedings.

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note B - Joint Amended Plan of Reorganization (continued)

WFG and subsidiaries accounted for the reorganization using fresh-start reporting. In accordance with Statement of Position 90-7, at the date of reorganization, assets and liabilities of the Company have been valued at their fair value in the manner specified by APB Opinion 16, Business Combinations. Accordingly, the liabilities are restated to reflect their reorganization value at the date of reorganization. There were no adjustments to the recorded values of assets as a result of the Plan. The following table ("Plan of Reorganization Recovery Analysis") summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the Plan.


                              Amounts                                    Recovery
                            Recorded       ------------------------------------------------------------------
                             Prior to     Elimination                           Additional     Common Stock
                         Implementation    of Debt       Surviving               Paid-in                  Par
                           of The Plan    and Equity       Debt         Cash     Capital         %      Value
                           -----------    -----------    ---------    --------- ----------   -------  -------

Post-petition liabilities  $    345,112                  $  326,236               $ 15,564      9.1%   $ 3,312
                           ============
Claim/interest:
Undisputed priority tax
    claims                        2,395                       2,395
Class 2                         225,446                              $  225,446
Class 3                       1,605,784   $ (1,509,437)                             80,289      44.1    16,058
Class 4                         596,347                                 500,000     80,289      44.1    16,058
Class 5                       8,814,235     (7,814,235)               1,000,000
Class 6                         448,995       (442,995)                              5,000       2.7     1,000
IRS Claim                     3,464,268     (3,264,268)                 200,000
Trade and other
   miscellaneous claims          35,606        (35,606)
                            -----------   ------------

                             15,193,076    (13,066,541)

Additional paid-in
  capital                     7,079,899     (6,741,720)                            338,179

Common stockholder               67,383        (67,383)

Deficit                     (19,875,644)    19,875,644
                           ------------   ------------   ----------  ----------   --------    ------   -------

Total                      $  2,464,714   $      - 0 -   $  328,631  $1,925,446   $519,321    100.0%   $36,428
                           ============   ============   ==========  ==========   ========    ======   =======

                                      F-8A

                                        Total Recovery
                                    -----------------------
                                        $              %
                                   ------------    ---------

Post-petition liabilities          $    345,112          100%
                                   ============    ==========
Claim/interest:
Undisputed priority tax
    claims                                2,395          100
Class 2                                 225,446          100
Class 3                                  96,347            6
Class 4                                 596,347          100
Class 5                               1,000,000           11
Class 6                                   6,000            1
IRS Claim                               200,000            6
Trade and other
   miscellaneous claims                   - 0 -
                                  -------------

                                      2,126,535
Additional paid-in
  capital                               338,179

Common stockholder                        - 0 -

Deficit                                   - 0 -
                                  -------------

Total                                $2,464,714
                                  =============


                                       F-8B

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Liabilities subject to compromise:

      Liabilities subject to compromise include obligations such as various litigation claims notes payable, due to clearing brokers and trade payables which were outstanding on the bankruptcy filing date and are subject to compromise under the terms of the joint plan.

[2] Securities transactions:

      Securities transactions and related revenues were recorded in the consolidated financial statements on a settlement-date basis; however, all transactions were reviewed and adjusted to a trade-date basis for significant changes.

[3] Security valuation:

      The Company classifies certain investments as "available-for-sale". Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the balance sheet, and unrealized holding gains and losses for these investments are reported as a separate component of stockholders' equity net of tax effect until realized.

      Securities not readily marketable held by the Company are carried at fair value as determined by management, with related changes in unrealized appreciation or depreciation reflected in continuing net income (loss).

[4] Furniture, fixtures, equipment and leasehold improvements:

      Furniture, fixtures and equipment are recorded at cost and are generally depreciated over a five to seven-year period using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the respective lease, using the straight-line method.

[5] Cash and cash equivalents:

      For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash equivalents.

      The Company maintains cash accounts in a bank insured by the Federal Deposit Insurance Corporation (FDIC). The FDIC maximum insurable limit of cash deposits is $100,000 per account. At June 30, 1997 and 1996, the Company had cash in this bank in excess of the FDIC limit.

[6]   Principles of consolidation:

      The consolidated financial statements include the accounts of Harter Financial, Inc. and its wholly owned subsidiaries, F.N. Wolf & Co., Inc. (through October 22, 1996) and Planner's Insurance Agency, Inc. All significant intercompany transactions and accounts have been eliminated. The equity method of accounting is used for investments in companies 20% to 50% owned. At June 30, 1997 the Company had a 24% equity interest in Autoparts Warehouse, Inc.

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note C - Summary of Significant Accounting Policies  (continued)

[7] Use of estimates:

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

[8] Loss per share:

      Loss per share for periods subsequent to October 22, 1996 to June 30, 1997 is computed based on the number of shares of common stock issued in connection with the plan of reorganization, including the number of shares sold to the Plan Funder.

      Earnings (loss) per share data for the periods prior to October 23, 1996 is not presented as such consolidated financial statements were for periods prior to the implementation of fresh-start reporting and are not comparable to subsequent consolidated financial statements.


Note D - Securities Available-for-Sale

     At December 31, 1997 and June 30, 1997 all of the Company's marketable securities were classified as available-for- sale. The following tables summarize the Company's securities:

                                            December 31, 1997
                                      -----------------------------
                                             (Unaudited)
                                                   Market      Unrealized
                                      Cost         Value         Gain
                                   ----------     --------     ----------

Common stock                        $ 391,804     $ 504,358    $ 112,554
                                    =========     =========    =========

                                            June 30, 1997
                                      -----------------------------
                                                   Market      Unrealized
                                      Cost         Value           Loss
                                  ----------     --------     ----------

Common stock                        $ 923,482    $ 902,567    $ (20,915)
                                    =========    =========    =========


From the period of October 23, 1996 to June 30, 1997 the Company realized a gain of approximately $287,000 on the sale of available-for-sale securities.

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note E - Pre - Petition Liabilities

Pre-petition liabilities (unsecured) consists of the following:

                                    December 31,      June 30,
                                        1997           1997              June 30, 1996
                                   -------------   -------------  -------------------------
                                   (Unaudited)

Accounts payable and accrued
  expenses                          $   925,446    $ 1,925,446
Priority tax claims                       2,395          2,395                   $     2,395

Subject to compromise:
   Notes payable:
   Note payable - Therapeutic
 Patch Research N.V. [1]                                          $ 1,000,000
    Note payable - Anker Bank[2]                                      250,000
  Other accounts payable and
   accrued expenses (a)                                            13,940,681     15,190,681
                                    -----------    -----------    -----------    -----------

                                    $   927,841    $ 1,927,841                   $15,193,076
                                    ===========    ===========                   ===========

(a) Pre-petition liabilities include an aggregate of $9,410,582 representing a class action securities litigation in excess of $100,000,000 (recorded at the settlement amount of $596,347) and an allowed claim of $8,814,235 related to certain SEC litigation which was ultimately settled for $1,000,000 (see Note I).

[1]   Note payable - Therapeutic Patch Research N.V.:

      The note payable, dated May 3, 1994, maturing on May 31, 1995 was issued to Therapeutic Patch Research N.V. in the principal amount of $1,000,000 in exchange for 200,000 shares of Pharma Patch PLC. The note had a 10% interest rate and was issued with 5-year warrants to acquire 1,000,000 shares of WFG common stock at an exercise price of $.25 per share. The warrants were estimated to have a minimal value. WFG defaulted on the note. Under the bankruptcy proceeding, the warrants were canceled and the note payable was considered unsecured and was classified as a Class 3 liability which was subject to compromise (see Note B).

[2]   Note payable - Anker Bank:

      The note payable, dated May 25, 1994, issued to Anker Bank in the amount of $250,000, bearing interest at 10% was convertible into WFG common stock at a rate of $1.00 principal amount for each share up to the maturity of the note on May 31, 1996. In addition, WFG issued a warrant to Anker Bank to purchase 250,000 shares of WFG common stock at an exercise price of $.25 per share expiring on May 31, 1999. The warrants were estimated to have a minimal value. Pursuant to the Plan, the warrants were canceled. Anker Bank did not file a claim under the plan of reorganization and thus is deemed to be barred from filing a claim by operation of law.

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note F - Income Taxes

Expected tax expense (benefit) based on the statutory rate is reconciled with actual tax expense (benefit) as follows:
                                               Percent of Pre-tax
                                                  Earnings (Loss)
                                    --------------------------------------
                                                  October 23,   July 1,
                                     Six Months      1996        1996
                                       Ended          to          to
                                    December 31,   June 30,   October 22,
                                        1997         1997        1996
                                    ------------  ----------- -----------
                                    (Unaudited)

Income tax provision (benefit)
  statutory rate                     $(186,000)  $  (279,000)  $4,934,000
Nontaxable items                                      63,000   (5,226,000)
Increase in valuation allowance
  on deferred tax asset                155,000       168,000
Tax on unrealized gain of available
  for sale securities                   45,000                    228,000
Other                                  (14,000)       48,000       64,000
                                     ---------   -----------   ----------

                                             0             0            0
                                     =========   ===========   ==========

The principal components of deferred tax assets, liabilities and the valuation allowance are as follows:

                                      December 31,   June 30,
                                           1997         1997
                                      -----------   ---------
                                      (Unaudited)
Deferred tax assets:
Federal and state net operating loss
   carryforwards                       $ 276,000    $  76,000
Loss from equity investment               92,000       92,000
                                      ----------    ---------

Total deferred tax assets, before
valuation allowance                      368,000      168,000
   Valuation allowance                  (323,000)    (168,000)
                                      ----------    ---------

Total deferred tax assets              $  45,000    $       0
                                       =========    =========

Deferred tax liabilities:
Unrealized gain on securities
   available for sale                  $  45,000    $       0
                                       =========    =========

Net deferred tax asset/liability       $       0    $       0
                                       =========    =========

The Company's deferred tax asset has been fully reserved as the likelihood of its future realization cannot be presently determined. During the period from October 23, 1996 to June 30, 1997, the valuation allowance increased by $168,000.

As of June 30, 1997, the Company has a net operating loss carryforward of approximately $191,000, expiring in the year 2012.

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note G - Reorganization Items

Reorganization items consist of expenses and other costs directly related to the reorganization of the debtors, since the Chapter 11 filing. Reorganization items incurred are included in the consolidated statement of operations and are summarized as follows:

                       October 23       July 1,
                          1996           1996
                           to             to          Year Ended
                        June 30,      October 22,      June 30,
                          1997           1996            1996
                       ----------     -----------     ----------

Legal notices                          $ 145,998       $ 104,635
Bankruptcy fees                            4,250          11,000
Professional fees      $ 190,950         126,442         323,193
Interest (income)        (33,703)        (27,776)       (140,562)
                       ---------       ---------       ---------

                       $ 157,247       $ 248,914       $ 298,266
                       =========       =========       =========

Note H - Discontinued Operations

The Company had been involved in various civil and regulatory litigation in connection with its brokerage operations. On June 30, 1994, the Company determined to discontinue all operations in consideration of the litigation discussed in Note I. In connection with the decision to discontinue operations, the Company recorded a charge of $12,874,850 consisting of a provision for estimated losses on disposal of assets and a provision for estimated losses through the expected time of discontinuance including $8,814,235, as a Securities and Exchange Commission allowed claim; $3,464,268, as an Internal Revenue Service tax claim, as discussed in Note B, and a settlement amount of $500,000 and 1,605,784 shares of New Stock valued at $96,347 for various class action claims involving multiple creditors seeking damages in excess of $100,000,000.

Results from discontinued operations are as follows:

                       October 23       July 1,
                          1996           1996
                           to             to          Year Ended
                        June 30,      October 22,      June 30,
                          1997           1996            1996
                       ----------     -----------     ----------

Revenues:
Commissions             $  2,420       $    203       $34,118
Trading and
  investment gains                                      4,115
Other                                                  24,469
                        --------       --------       -------
                           2,420            203        62,702

Loss on disposal
  (no income tax
  benefit)                              (42,663)
                        --------       --------       -------
Income (loss) from
  discontinued
  operations            $  2,420       $(42,460)      $62,702
                        ========       ========       =======

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)

Note I - Litigation and Regulatory Matters

[1]   Regulatory matters:

In connection with its discontinued activities as a broker-dealer, the Company was a defendant (along with the Company's then president) in various civil actions and an administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Pursuant to the Plan, the SEC received $1 million on account of its allowed Class 5 claim in the amount of $8,814,235.

Prior to the filing, the Company and certain of its officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain of the officers. The Company appealed the NASD ruling. The Company no longer operates as a broker-dealer.

The Bureau of Securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

[2] Class action litigation:

The Company was a defendant in a class action lawsuit entitled In re Hibbard Brown & Co. Securities Litigation, alleging among other things, violations of various sections of the anti-fraud provisions of the federal securities laws. The Company was also a defendant in a related class action lawsuit captioned Jerry W. Kapp, Joe Basile and Norman C. Miller, individually and on behalf of all other persons similarly situated v. F.N. Wolf & Company, Inc., Wolf Financial Group, Inc., Franklin N. Wolf, et al. Claims under the class action lawsuits, (together, the "Securities Claims") aggregated in excess of $100 million. Under the Plan, plaintiffs in the Securities Claims (Class 4 claims) are to receive $500,000 (the guaranteed minimum under the Plan) and 1,605,784 shares of common stock, valued at $96,347, in the reorganized company.

The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business. Under the Plan, such matters may not be continued.

Note J - Lease Commitment

The Company was obligated under an operating lease for its administrative office premises which expired on August 31, 1997 at a monthly rental of $3,400.

On August 1, 1997 the Company entered into an operating lease for the premises of its administrative office. The lease term from August 1, 1997 to July 31, 2000 includes future minimum rent payments as follows:

          Year Ending
            June 30,

             1998                      $  39,600
             1999                         43,200
             2000                         45,400
             2001                          3,800
                                       ---------
                                       $ 132,000
                                       =========

Notes to Financial Statements
(Unaudited as to December 31, 1997 and for the periods ended
December 31, 1997 and 1996)


Note K - Equity in Net Assets of and Advances to Equity Company

From August of 1996 through June of 1997 the Company acquired 24% of the issued and outstanding common stock in Autoparts Warehouse Inc. for $130,000 and made loans of $242,345 to the investee. This investment is accounted for under the equity method of accounting (20% to 50% owned). Unaudited summarized financial information for the Company's investment in and advances to Autoparts Warehouse, Inc. as at June 30, 1997 and for the period of February 1, 1997 to June 30, 1997 is as follows:

                                                       (Unaudited)

             Net sales                                  $ 548,000
                                                        =========
             Gross profit on sales                      $ 251,000
                                                        =========
             Net (loss)                                 $( 87,400)
                                                        =========

             Current assets                             $ 608,600
             Noncurrent assets                             83,100
                                                        ---------

             Total assets                               $ 691,700
                                                        =========

             Current liabilities                        $ 662,500
             Equity                                        29,200
                                                        ---------

             Total liabilities and equity               $ 691,700
                                                        =========